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Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Superior Essex Inc.		Superior TeleCom Inc.
		Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
				Year Ended December 31,
	Year Ended December 31, 2004
				2002	2001	2000
Earnings:
Income (loss) before income taxes, distributions on preferred securities, minority interest and cumulative effect of accounting change	17,432	(3,714)	879,996	(630,261)	(24,911)	18,842
Fixed charges	29,423	3,046	34,052	135,533	136,166	154,637
Amortization of capitalized interest	—	—	493	573	560	467
Interest capitalized	—	—	—	(200)	(1,400)	(5,000)
Distributions on preferred securities	(307)	—	(5,050)	(16,654)	(15,362)	(15,145)

Total earnings	46,548	(668)	909,491	(511,009)	95,053	153,801

Fixed Charges:
Interest expense (including amortization of deferred debt issue costs)	25,854	2,650	26,659	114,323	115,048	129,905
Interest capitalized	—	—	—	200	1,400	5,000
Distributions on preferred securities	787	—	5,050	16,654	15,362	15,145
Interest component of rental expense	2,782	396	2,343	4,356	4,356	4,587

Total fixed charges	29,423	3,046	34,052	135,533	136,166	154,637

Ratio of earnings to fixed charges	1.58	—	26.71	—	0.70	0.99

Deficiency	NA	3,714	NA	646,542	41,113	836

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  Exhibit 12.1
Schedule of Ratio of Earnings to Fixed Charges